CERTIFICATE OF QUALIFIED PERSON
Rodrigo Marinho, CPG (AIPG)
AMEC International (Chile) S.A.
Americo Vespucio Sur 100, Oficina 203
Las Condes, Santiago, Chile
Tel: +56 2 210 9500
Fax: +56 2 210 9510

I, Rodrigo Marinho, CPG (AIPG) am a Principal Geologist with AMEC International (Chile) S.A., Americo Vespucio Sur 100, Oficina 203, Las Condes, Santiago, Chile.

This certificate applies to the technical report entitled "Readdressed Technical Report Amapari Mine, Amapá, Brazil" dated November 2, 2007 and amended February 25, 2008 and readdressed May 26, 2008.

I am a practicing geologist and a member of AIPG (CPG, Nº 10971).

I am a graduate of Universidade do Estado de Sao Paulo, Brazil and hold a degree in Geology.

I have practiced my profession continuously since 1993.

As a result of my experience and qualifications, I am a "Qualified Person" as that term is defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

I have personally visited the Amapari property during 23rd to 25th of January 2008. I have performed consulting services during and reviewed files and data supplied by Peak Gold Ltd. between January 22 and February 08, 2008.

I am responsible for the preparation of Sections 7 to 15, 17.1 and 17.2 and I have contributed to Sections 1, 20, 21 and 22 of the Readdressed Technical Report Amapari Mine, Amapá, Brazil dated November 2, 2007 and amended on February 25, 2008 and readdressed May 26, 2008.

I am independent of Peak Gold Ltd., Metallica Resources Inc. and New Gold Inc. pursuant to section 1.4 of NI 43-101.

I have read NI 43-101 and this report has been prepared in compliance with the Instrument and Form.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Signed by Rodrigo Marinho
Rodrigo Marinho CPG (AIPG)
Dated: May 26, 2008